Exhibit 99.1

China Yuchai International Updates on Sale of Shares in Thakral Corporation Limited

Singapore, Singapore – July 8, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that further to its December 30, 2009 announcement that a total of 536,000,000 shares out of the available 550,000,000 shares in Thakral Corporation Limited (“TCL”) at S$0.03 per share on an ex-distribution basis (“Placement”) have been taken up, Venture Delta Limited (“VDL”), a wholly owned subsidiary of the Company has proceeded to complete the sale of the 536,000,000 shares in TCL to the various purchasers.

As previously announced, settlement of the purchased shares will occur after the completion of TCL’s capital reduction exercise and cash distribution of S$0.05 per issued share in the capital of TCL announced by TCL on December 1, 2009 (“Capital Reduction Exercise”). On June 9, 2010 TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010.

Arising from its sale of the 536,000,000 shares in TCL pursuant to the Placement and the Capital Reduction Exercise, China Yuchai will receive approximately a total of S$60.9 million (US$43.8 million based on an exchange rate of S$1.3910 to US$1) and will retain, through its subsidiaries VDL and Grace Star Services Ltd, a 13.9% shareholding interest in TCL. The Company intends to utilise the sale proceeds to pay down its existing short-term loans.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling USA

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com